SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2009

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Circular dated April 27, 2009 regarding matters in connection with the Connected and Discloseable Transactions of the Registrant.

1.2	Announcement dated April 27, 2009 regarding the Poll Results of the Registrant’s Annual General Meeting held on April 27, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2009

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Christopher Foll
Christopher Foll
Chief Financial Officer

Exhibit 1.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hutchison Telecommunications International Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

CONNECTED AND DISCLOSEABLE TRANSACTIONS

Independent financial adviser to

the Independent Board Committee and the Independent Shareholders

A letter from the board of directors of Hutchison Telecommunications International Limited is set out on pages 6 to 10 of this circular. A letter from the Independent Board Committee (as defined herein) containing its recommendation to the Independent Shareholders (also as defined herein) on the Transactions (as defined herein) is set out on page 11 of this circular. A letter from Somerley Limited, the IFA (as defined herein) to the Independent Board Committee and the Independent Shareholders in connection with the Transactions, is set out on pages 12 to 21 of this circular.

27 April 2009

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“ADS(s)”	American Depositary Share(s) issued by Citibank, N.A., each representing ownership of 15 Shares

“affiliate”	in relation to any person, a subsidiary or any holding company of such person or any other subsidiary of any such holding company

“Agreements”	collectively, the Hutchison Loan Agreement, the Loan Assignment Cessie Agreement, and the Share Option Deed, and an “Agreement” means any one of them

“associate”	shall have the meaning ascribed to it in the Listing Rules

“BKPM”	the central Capital Investment Coordinating Board or its successor

“Board”	the board of Directors

“Business Day”	a day as specified in the relevant Agreement

“CAC”	CAC Holdings (Netherlands) B.V., a company incorporated in the Netherlands, an indirect wholly owned subsidiary of HTIL and a party to the HCPT Amended and Restated Shareholders Agreement

“Company” or “HTIL”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose Shares are listed on the Main Board of the Stock Exchange (Stock Code: 2332) and whose ADSs are listed on New York Stock Exchange, Inc. (Ticker: HTX)

“connected person”	shall have the meaning ascribed to that expression in the Listing Rules

“Directors”	directors of the Company

“Group”	the Company and its subsidiaries

“HCPT”	PT. Hutchison CP Telecommunications (formerly known as PT. Cyber Access Communications), a limited liability company incorporated in Indonesia, the holder of the first nationwide mobile telecommunications licence to operate mobile telephone services based on a combined 2G and 3G wireless network spectrum through the first open and competitive licensing process in Indonesia, and a 65%-held subsidiary of HTIL

DEFINITIONS

“HCPT Amended and Restated Shareholders Agreement”	the agreement dated 3 April 2009 and made amongst PT Asia Mobile, CAC and HCPT amending and restating the parties respective rights and obligations as shareholders of HCPT under the HCPT Shareholders Agreement

“HCPT Shareholders Agreement”	the shareholders agreement dated 27 July 2005 and made amongst PT Asia Mobile, CAC and HCPT governing their respective relationship as shareholders of HCPT

“HCPT Shares”	shares of nominal value IDR100,000 each in the capital of HCPT

“holding company”	in relation to any person, an entity of which that person is a subsidiary

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“HTHL”	Hutchison Telecommunications Holdings Limited, a company incorporated in the British Virgin Islands, a wholly-owned subsidiary of HWL and holder of approximately 5.9% of nominal value of the Shares in issue

“HTIHL”	Hutchison Telecommunications Investment Holdings Limited, a company incorporated in the British Virgin Islands, a wholly-owned subsidiary of HWL and holder of approximately 54.5% of nominal value of the Shares in issue

“HTLS”	Hutchison Telecommunications (Luxembourg) S.à r.l., a company incorporated in Luxembourg and an indirect wholly-owned subsidiary of HTIL

“Hutchison Loan”	the loan made under the Hutchison Loan Agreement or the principal amount outstanding thereunder from time to time

“Hutchison Loan Agreement”	the agreement dated 3 April 2009 and entered into by Lucky Wealth as borrower, PT Asia Mobile as guarantor, HTLS as lender and Pearl Charm as agent in respect of the Hutchison Loan

“HWL”	Hutchison Whampoa Limited, a company incorporated in Hong Kong, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 13) and a substantial shareholder and connected person of HTIL

“HWL Group”	HWL and its subsidiaries (which, for the purpose of this circular, exclude the Group)

DEFINITIONS

“IFA” or “Somerley”	Somerley Limited, a corporation licensed to carry out business in type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and is the independent financial adviser appointed to advise the Independent Board Committee and the Independent Shareholders in relation to the terms of the Agreements and all the transactions contemplated by or incidental thereto

“Independent Board Committee”	an independent committee of the Board, comprising all the Independent Non-executive Directors, Messrs Kwan Kai Cheong, John W Stanton and Kevin Westley, established to give a recommendation to the Independent Shareholders in relation to the terms of the Agreements and the transactions contemplated by or incidental thereto

“Independent Shareholders”	in respect of any matter proposed to be approved by the Shareholders, those who do not have any material interests in such matter other than by virtue of their shareholding in HTIL, which in the case of the Transactions, include HWL and its associates

“Independent Shareholders’ Approval”	the passing of the resolutions by Independent Shareholders either on a poll at a general meeting or given in writing in lieu of holding a general meeting of the Shareholders upon obtaining the grant of a waiver from the Stock Exchange from the strict compliance with the meeting requirement for approving, confirming and ratifying, amongst others, the respective terms of the Agreements, the entering into of the Agreements by the relevant subsidiaries of HTIL and all the respective transactions contemplated by or incidental to the Agreements

“Indonesia”	the Republic of Indonesia

“Latest Practicable Date”	23 April 2009, being the latest practicable date before printing of this circular for ascertaining certain information for the purpose of inclusion in this circular

“Listing Rules”	the Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“Loan Acquisition”	the assignment of certain loans owing by HCPT to PT Asia Mobile pursuant to and in accordance with the Loan Assignment Cessie Agreement

“Loan Assignment Cessie Agreement”	the agreement dated 3 April 2009 and entered into by PT Asia Mobile as assignor, Loudella as assignee and HCPT as borrower for the Loan Acquisition

DEFINITIONS

“Loudella”	Loudella Limited, a company incorporated in the British Virgin Islands, a party to the Loan Assignment Cessie Agreement and an indirect wholly-owned subsidiary of HTIL

“Lucky Wealth” or “Borrower”	Lucky Wealth Success Ltd., a company incorporated in the British Virgin Islands, the borrower under the Hutchison Loan Agreement, and a connected person of HTIL

“Option Shares”	the 2,274,615 HCPT Shares and other interests and rights attaching thereto which are the subject of the Share Option Deed

“Pearl Charm” or “Agent”	Pearl Charm Limited, a company incorporated in the British Virgin Islands, the agent under the Hutchison Loan Agreement and an indirect wholly-owned subsidiary of HTIL

“PT Asia Mobile” or “Guarantor”	PT. Asia Mobile, a company incorporated in Indonesia, holder of 35% HCPT Shares in issue, a party to the Share Option Deed, the guarantor under the Hutchison Loan Agreement and a connected person of HTIL

“PT Central Pertiwi”	PT. Central Pertiwi, a company incorporated in Indonesia, owner of 99.38% of the issued share capital of PT Asia Mobile and a connected person of HTIL

“SFO”	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)

“Share(s)”	ordinary share(s) of par value HK$0.25 each in the capital of the Company

“Shareholder(s)”	holder(s) of the Shares from time to time

“Share Option”	the option over, inter alia, certain HCPT Shares granted by PT Asia Mobile to HTLS subject to and pursuant to the terms of the Share Option Deed

“Share Option Deed”	the deed dated 3 April 2009 and entered into by PT Asia Mobile and HTLS for the grant of the Share Option

“Share Option Scheme”

the share option plan conditionally approved and adopted by a resolution of the then sole shareholder of the Company passed on 17 September 2004 and further approved at an extraordinary general meeting of shareholders of HWL on 19 May 2005 and subsequently amended by written resolutions of the Directors passed on 12 July 2005 and 9 February 2006 respectively and further amended by the shareholders of the Company on 8 May 2007 and approved at the general meeting of shareholders of HWL on 22 May 2008

DEFINITIONS

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	has the meaning ascribed to it in Listing Rule 1.01

“substantial shareholder”	has the meaning ascribed to that expression in Listing Rule 1.01

“Transactions”	the respective transactions contemplated under the Hutchison Loan Agreement, Loan Assignment Cessie Agreement, the Share Option Deed (including the exercise(s) of the Share Option pursuant to and in accordance with the terms and conditions of the Share Option Deed) and the HCPT Amended and Restated Shareholders Agreement

“HK$”	Hong Kong Dollars, the lawful currency for the time being of Hong Kong

“IDR”	Indonesian Rupiah, the lawful currency for the time being of Indonesia

“US$”	US Dollars, the lawful currency of the United States of America

For the purpose of this circular and for reference purpose only, exchange rates of US$1.00 to HK$7.75 and US$1.00 to IDR11,455 are adopted.

LETTER FROM THE BOARD

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

Executive Directors:	Independent Non-executive Directors:
Mr LUI Dennis Pok Man	Mr KWAN Kai Cheong
Mr Christopher John FOLL	Mr John W STANTON
Mr CHAN Ting Yu	Mr Kevin WESTLEY
(also Alternate to Mr Lui Dennis Pok Man)
Mr WONG King Fai, Peter
Alternate Directors:
Non-executive Directors:	Mr WOO Chiu Man, Cliff
Mr FOK Kin-ning, Canning (Chairman)	(Alternate to Mr Christopher John Foll)
Mrs CHOW WOO Mo Fong, Susan	Mr MA Lai Chee, Gerald
(also Alternate to Mr Fok Kin-ning, Canning and Mr Frank John Sixt)	(Alternate to Mr Wong King Fai, Peter)
Mr Frank John SIXT

27 April 2009

To the Shareholders

Dear Sir or Madam,

CONNECTED AND DISCLOSEABLE TRANSACTIONS

INTRODUCTION

The Company and HWL jointly announced on 6 April 2009, amongst others, that HTIL had entered into (i) the Hutchison Loan Agreement whereby HTLS, a wholly-owned subsidiary of HTIL, agreed to advance US$55 million (approximately HK$426.3 million) to Lucky Wealth; and (ii) the Loan Assignment Cessie Agreement whereby Loudella, another wholly-owned subsidiary of HTIL, agreed to acquire the benefits of the shareholder loans of approximately US$91.4 million (approximately HK$708.4 million) made by PT Asia Mobile to HCPT, an indirect 65%-owned subsidiary of HTIL, at a consideration of US$1 (approximately HK$7.75). The Hutchison Loan was made on 9 April 2009 and the Loan Acquisition was completed on 6 April 2009.

The Transactions, on an aggregate basis, constituted connected and discloseable transactions for HTIL which are subject to the reporting, announcement and independent shareholders’ approval requirements of the Listing Rules. HTIL has obtained written approval of the Transactions from HTIHL and HTHL, both being indirect wholly-owned subsidiaries of HWL and holders of approximately 60.4% in aggregate in nominal value of the securities giving the right to attend and vote at any general meeting of HTIL. To the best knowledge of the Directors, neither PT Asia Mobile nor Lucky Wealth held any Shares on 6 April 2009.

HTIL has obtained from the Stock Exchange a waiver from the requirement to hold a general meeting of the Shareholders and permission for the Independent Shareholders’ Approval of the Transactions to be given in writing.

LETTER FROM THE BOARD

PT Asia Mobile and Lucky Wealth are connected persons of HTIL by virtue of being a substantial shareholder (in the case of PT Asia Mobile) or an associate of a substantial shareholder (in the case of Lucky Wealth) of HCPT, a subsidiary of HTIL.

The purpose of this circular is to provide you with, amongst other, further details of the Transactions, the recommendation from the Independent Board Committee, the opinion from the IFA to the Independent Board Committee and the Independent Shareholders as required by the Listing Rules.

HUTCHISON LOAN AGREEMENT

Date:	3 April 2009

Parties:	Lucky Wealth, as Borrower

HTLS and/or any other person which has become a party in accordance with the relevant provisions of the Hutchison Loan Agreement, as Lender

PT Asia Mobile, as Guarantor

Pearl Charm, as Agent

Loan Amount:	US$55 million (approximately HK$426.3 million).

Maturity Date:	The twentieth anniversary of the date of the Hutchison Loan Agreement or if not a Business Day, then the first Business Day after such anniversary.

Interest Rate:	3 per cent. per annum.

Repayment:	Borrower shall repay the Loan in full on the Maturity Date.

Guarantee:	Pursuant to the Hutchison Loan Agreement, the Guarantor undertakes to irrevocably and unconditionally guarantee the payment obligations of the Borrower under the Hutchison Loan Agreement.

Security:	Share charge over the issued share capital of the Borrower.

Conditions Precedent to delivery of a Utilisation Request:	(i) HTIL obtaining the Independent Shareholders’ Approval of the entering into and performance of the Hutchison Loan Agreement by HTLS either at a general meeting of the Shareholders or in writing upon obtaining a waiver from compliance with the meeting requirement from the Stock Exchange; and

(ii) customary conditions precedent including execution of all security documents set out in the Hutchison Loan Agreement and other terms and conditions customary of advances in the nature of the Loan. On 8 April 2009, the parties agreed to waive certain of these conditions precedent.

LETTER FROM THE BOARD

Utilisation Request:	Borrower may only issue one utilisation request for US$55 million (approximately HK$426.3 million) by delivery to the Agent of a duly completed utilisation request not later than 3 Business Days prior to the date on which the Hutchison Loan is to be made. The Hutchison Loan was made on 9 April 2009.

LOAN ASSIGNMENT CESSIE AGREEMENT

Date:	3 April 2009

Parties:	PT Asia Mobile, as assignor Loudella, as assignee HCPT, as borrower

Assigned Loans:	an aggregate amount of around US$91.4 million (approximately HK$708.4 million) of shareholder loans from PT Asia Mobile to HCPT together with interest accrued. These shareholders loans were made pursuant to loan agreements entered into with HCPT on 14 November 2005, 15 March 2007, and 27 December 2007 respectively which are interest-free other than the loan first-referred to having a principal amount of US$19.2 million (approximately HK$148.8 million) and bearing interest at LIBOR plus 2% per annum.

Consideration:	US$1

Conditions Precedent:	Completion of the assignment of shareholders loan was conditional upon HTIL obtaining Independent Shareholders’ Approval of the entering into and performance of the Loan Assignment Cessie Agreement by Loudella and HCPT either at a general meeting of the Shareholders or in writing upon obtaining a waiver from compliance with the meeting requirement from the Stock Exchange.

Completion:	Assignment and transfer of the Assigned Loans shall be completed by the Lender’s delivery to Loudella of the transfer notice in the agreed form on a date to be agreed by the parties. Completion took place on 6 April 2009.

OTHER AGREEMENTS

On 3 April 2009, and for consideration of US$1.00, PT Asia Mobile agreed under the Share Option Deed to grant to HTLS an option (“Share Option”) to purchase, and to require PT Asia Mobile to sell, the Option Shares exercisable by notice in writing at any time during a twenty-year period after the date of the Share Option Deed in whole or in parts. The exercise of the Share Option is conditional upon any prior approvals from, registrations with or notifications to any government bodies in Indonesia, including BKPM and the Ministry of Communications, that may be legally required at the relevant time to effect the transfer of the Option Shares and upon obtaining Independent Shareholders’ Approval of the performance of the Share Option Deed by HTLS either at a general meeting of the Shareholders or in writing upon obtaining a waiver from compliance with the meeting requirement from the Stock Exchange. On full exercise of the Share Option, the aggregate exercise price payable is computed in accordance with a pre-agreed

LETTER FROM THE BOARD

formulation. As security for due performance of PT Asia Mobile’s obligation under the Share Option Deed, a pledge over the Option Shares has been granted in favour of HTLS. On any exercise of the Share Option by HTLS, HTIL will comply with any applicable and outstanding requirements prescribed by the Listing Rules prevailing at the time.

On 3 April 2009, PT Central Pertiwi irrevocably and unconditionally undertook to HTLS that, during the term of the Share Option Deed, it will not, amongst others, transfer any of its shares in PT Asia Mobile or create any encumbrances over such shares in the absence of written consent from HTLS. As security for the due discharge of its obligations under such covenant, PT Central Pertiwi has granted a share pledge over its shares of PT Asia Mobile.

The existing shareholders of HCPT agreed, with effect from 9 April 2009, that amongst other things, HCPT will have no rights and obligations under the HCPT Shareholders Agreement other than the provisions relating to confidentiality and regulatory matters, PT Asia Mobile may elect not to provide any additional funding required by HCPT from its shareholders or from third parties requiring shareholder support, and PT Asia Mobile together with its affiliates agree to provide certain non-compete covenants as are specified in the HCPT Amended and Restated Shareholders Agreement.

REASONS FOR, BENEFITS OF, ENTERING INTO THE TRANSACTIONS

The Board considers the Transactions to represent a good opportunity for the Group to acquire further loan interests and the long term right to increase its shareholding interest in HCPT on reasonably attractive commercial terms with a view to further creating and delivering value to the Shareholders while growing its emerging market operation.

The Board, including the Independent Non-executive Directors, considers that each of the Transactions are entered into in the ordinary course of business of HTIL and the terms contained therein are normal commercial terms, which were arrived at after arm’s length negotiations between the parties having regard to all relevant factors including the potential future funding needs of HCPT. The Board (including the Independent Non-executive Directors who have been advised by the IFA according to the requirements of the Listing Rules and see below for their recommendation) also considers the respective terms of the Agreements to be fair and reasonable and in the interests of HTIL and the Shareholders taken as a whole.

The Independent Board Committee has been established to advise the Independent Shareholders in relation to the Transactions. Somerley has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Transactions. The Independent Board Committee, having taken into account the advice from Somerley, considers the Transactions to be on normal commercial terms and fair and reasonable and in the interests of HTIL and the Shareholders as a whole.

GENERAL INFORMATION OF THE CP GROUP INDONESIA

The CP Group Indonesia is one of the leading industrial groups in Indonesia with over 30 years of operational experience in the country, focusing on businesses such as agri-business, foods and telecommunications services. The CP Group Indonesia has a nationwide operation with more than 20,000 employees.

According to PT Central Pertiwi, it is a member of CP Group Indonesia, and is the legal and beneficial owner of 99.38% of the issued voting share capital of PT Asia Mobile, which is the legal and beneficial owner of the entire issued share capital of Lucky Wealth. The main business of each of PT Asia Mobile and Lucky Wealth is an investment holding company.

LETTER FROM THE BOARD

GENERAL INFORMATION OF THE GROUP

The Group is a leading global provider of telecommunications services. It currently operates mobile and fixed telecommunications services in Hong Kong and Israel and operates mobile telecommunications services in Macau, Indonesia, Vietnam, Sri Lanka and Thailand.

The audited net liabilities of HCPT as at 31 December 2008 was IDR708 billion (approximately HK$480 million). Based on the audited financial statements of HCPT for the two financial years ended 31 December 2008, the audited loss before and after taxation and extraordinary items of HCPT for the financial years ended 31 December 2007 and 2008 were IDR988 billion (approximately HK$668 million) and IDR155 billion (approximately HK$105 million) respectively.

FURTHER INFORMATION

Your attention is also drawn to (i) the letter from the Independent Board Committee set out on page 11 of this circular which contains the recommendation of the Independent Board Committee to the Independent Shareholders regarding the terms of the Agreements, and (ii) the letter from the IFA set out on pages 12 to 21 of this circular which contains, amongst others, its opinion to the Independent Board Committee and the Independent Shareholders regarding matters required to be covered under the Listing Rules.

Your attention is also drawn to the further information set out in the appendix to this circular.

Yours faithfully

By Order of the Board

Fok Kin-ning, Canning

Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

27 April 2009

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED AND DISCLOSEABLE TRANSACTIONS

We refer to the circular of HTIL to the Shareholders dated 27 April 2009 (the “Circular”), of which this letter forms part. Terms used herein shall have the meanings as defined in the Circular unless the context otherwise requires.

The Independent Board Committee has been established to give a recommendation to the Independent Shareholders in respect of the Agreements. Details of the Agreements are set out in the letter from the Board in the Circular. Somerley has been appointed as the independent financial adviser to advise us and the Independent Shareholders regarding matters required to be covered under the Listing Rules in connection with the Agreements. Details of Somerley’s advice together with the principal factors and reasons taken into consideration in arriving at such advice, are set out in its letter on pages 12 to 21 of the Circular.

Having taken into account the terms of the Agreements and the advice of Somerley, we consider that the Agreements are on normal commercial terms and are fair and reasonable and in the interests of HTIL and the Shareholders as a whole.

Yours faithfully,

Independent Board Committee

KWAN Kai Cheong            John W STANTON            Kevin WESTLEY

All the Independent Non-executive Directors

LETTER FROM THE IFA

The following is the text of the letter of advice from Somerley to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of inclusion in this circular.

SOMERLEY LIMITED
10th Floor
The Hong Kong Club Building
3A Chater Road
Central
Hong Kong

27 April 2009

To:	the Independent Board Committee and the Independent Shareholders

Dear Sirs,

CONNECTED AND DISCLOSEABLE TRANSACTIONS

INTRODUCTION

We refer to our appointment to act as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the terms of the Agreements all dated 3 April 2009 entered into between various members of the Group and subsidiaries of CP Group Indonesia. Details of the Agreements are contained in the circular of the Company to the Shareholders dated 27 April 2009 (the “Circular”), of which this letter forms a part. Unless otherwise defined, terms used in this letter have the same meanings as defined in the Circular.

Each of PT Asia Mobile and Lucky Wealth is a connected person of the Company under the Listing Rules by virtue of being a substantial shareholder (in the case of PT Asia Mobile) or an associate of a substantial shareholder (in the case of Lucky Wealth) of HCPT, a subsidiary of HTIL. The entering into of the Agreements therefore constitutes connected transactions for the Company which are subject to the reporting, announcement and the Independent Shareholders’ approval requirements under the Listing Rules. The Transactions contemplated under the Agreements also constitute discloseable transactions for the Company. These requirements include that PT Asia Mobile, Lucky Wealth and their respective associates should abstain from voting on the ordinary resolutions in respect of the Agreements if such resolutions were needed (see below). To the best knowledge of the Directors, neither PT Asia Mobile nor Lucky Wealth held any shares of the Company on 6 April 2009.

The Company has obtained written approval of the Transactions from HTIHL and HTHL, both being indirect wholly owned subsidiaries of HWL and holders of approximately 60.4% in aggregate in nominal value of the securities of the Company as at the Latest Practicable Date giving the right to attend and vote at any general meeting of the Company. The Company has applied for, and the Stock Exchange has granted to the Company, a waiver from the requirement to hold a general meeting of the Shareholders and permission for the Independent Shareholders’ Approval to be given in writing pursuant to Listing Rule 14A.43.

The Independent Board Committee, comprising all the Independent Non-executive Directors, namely Messrs Kwan Kai Cheong, John W Stanton and Kevin Westley, has been established to provide a recommendation to the Independent Shareholders in connection with the terms of the Agreements based on the advice of the Independent Financial Adviser. We, Somerley, being

LETTER FROM THE IFA

independent from the Company and its connected persons, including the parties to the Agreements, have been appointed as the Independent Financial Adviser to give an opinion to the Independent Board Committee and the Independent Shareholders as to whether the terms of the Agreements are fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole.

In formulating our opinion and recommendation, we have relied on the information and facts supplied, and the opinions expressed, by the Directors, and have assumed that the information and facts provided and opinions expressed to us are true, accurate and complete in all material aspects and will remain true, accurate and complete up to the date of the Circular. We have also sought and received confirmation from the Directors that no material facts have been omitted from the information supplied and opinions expressed to us. We have no reason to believe that any material information has been withheld from us, or to doubt the truth or accuracy of the information provided. We have relied on such information and consider that the information we have received is sufficient for us to reach an informed view. We have not, however, conducted any independent investigation into the business, affairs or financial position of the Group or HCPT.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion and recommendation on the terms of the Agreements, we have taken the following principal factors and reasons into consideration:

1.	Background to and reasons for the Transactions

HCPT, currently a 65%-owned subsidiary of the Company, became a member of the Group following an acquisition of interest from the Charoen Pokphand Group in July 2005. The remaining 35% of HCPT is currently held by PT Asia Mobile, a 99.38% subsidiary of PT Central Pertiwi, a member of CP Group Indonesia which is one of the leading industrial groups in Indonesia with over 30 years of operational experience in the country, focusing on business such as agri-business, foods and telecommunications services.

On 3 April 2009, HTLS, an indirect wholly owned subsidiary of the Company, entered into the Hutchison Loan Agreement for provision of a secured loan of US$55 million (approximately HK$426.3 million) (the “Loan Amount”) to Lucky Wealth, a wholly owned subsidiary of PT Asia Mobile. The Hutchison Loan was made on 9 April 2009. PT Asia Mobile has also agreed to assign its shareholder’s loans advanced to HCPT (the “PT Shareholder’s Loans”) in an aggregate principal amount of US$91.4 million (approximately HK$708.4 million) to Loudella, an indirect wholly owned subsidiary of the Company, at a nominal consideration of US$1 under the Loan Assignment Cessie Agreement. Completion of the assignment and transfer of the PT Shareholder’s Loans took place on 6 April 2009. Under the Share Option Deed, PT Asia Mobile will grant HTLS a call option to acquire all or part of the Option Shares at an aggregate exercise price computed in accordance with a pre-agreed formulation.

The Board considers the Transactions represent a good opportunity for the Group to acquire further loan interests and give it a long term right to increase its shareholding interest in HCPT on reasonably attractive commercial terms. The possible further investment in HCPT is consistent with the Company’s announced strategy to expand its business into the Asian emerging growth markets. The Transactions are on normal commercial terms which were arrived at after arms length negotiations between the parties having regard to all relevant factors including the potential future funding needs of HCPT.

LETTER FROM THE IFA

2.	Principal terms of the Agreements

(i)	Hutchison Loan Agreement

HTLS agreed to provide a secured loan of US$55 million (approximately HK$426.3 million) to Lucky Wealth. The interest rate of the Hutchison Loan is 3% per annum, to be accrued and settled upon repayment of the Hutchison Loan which has a term of 20 years. The Hutchison Loan is secured by a share charge over the issued share capital of Lucky Wealth. PT Asia Mobile as the guarantor under the Hutchison Loan Agreement undertakes to irrevocably and unconditionally guarantee the payment obligations of Lucky Wealth under the Hutchison Loan Agreement.

(ii)	Loan Assignment Cessie Agreement

PT Asia Mobile has advanced shareholder’s loans of US$91.4 million (approximately HK$708.4 million) to HCPT. Pursuant to the Loan Assignment Cessie Agreement, PT Asia Mobile agreed to assign and transfer its rights and benefits under the PT Shareholder’s Loans to Loudella for a consideration of US$1.

3.	Other agreements

Pursuant to the Share Option Deed, PT Asia Mobile will grant a call option in favour of HTLS over the Option Shares for a consideration of US$1. The aggregate exercise price for the Share Option is computed in accordance with a pre-agreed formulation. The Share Option may be exercised at any time in whole or in parts during its twenty-year term after the date of the Share Option Deed. As security for due performance of PT Asia Mobile’s obligation under the Share Option Deed, a pledge over the Option Shares is granted in favour of HTLS. The exercise of the Share Option is conditional upon any prior approvals from, registrations with or notifications to any government bodies in Indonesia, including BKPM and the Ministry of Communications, that may be legally required at the relevant time to effect the transfer of the Option Shares. On any exercise of the Share Option by HTLS, the Company will comply with any applicable and outstanding requirements prescribed by the Listing Rules prevailing at the time.

On 3 April 2009, PT Central Pertiwi (the 99.38% shareholder of PT Asia Mobile) irrevocably and unconditionally undertook to HTLS that, during the term of the Share Option Deed, it will not transfer any of its shares in PT Asia Mobile or create any encumbrances over such shares in the absence of written consent from HTLS.

The existing shareholders of HCPT agree, with effective from 9 April 2009, that amongst other things, HCPT will have no rights and obligations under the HCPT Shareholders Agreement other than the provisions relating to confidentiality and regulatory matters, PT Asia Mobile may elect not to provide any additional funding required by HCPT from its shareholders or from third parties requiring shareholder support, and PT Asia Mobile together with its affiliates agree to provide certain non-compete covenants as are specified in the HCPT Amended and Restated Shareholders Agreement.

4.	Information on the Group

The Group is a leading international telecommunication services provider. It operates mobile and fixed-line telecommunications business in Hong Kong and Israel and provides mobile telecommunications services in Macau, Indonesia, Vietnam, Sri Lanka and Thailand. Over

LETTER FROM THE IFA

its 20 years of operation, the Group has adopted a business model which involves growing in emerging markets by leveraging on the Group’s strong, profitable and cash generative operations.

As announced by the Company on 4 March 2009, the Board has approved a distribution in specie of the entire share capital of Hutchison Telecommunications Hong Kong Holdings Limited (“HTHKH”) (the “Proposed Spin-off”), which was subsequently approved by the Stock Exchange on 9 April 2009. Immediately following the completion of the Proposed Spin-off, HTHKH will cease to be part of the Group but will remain a member of HWL Group. HTHKH is a wholly owned subsidiary of the Group and runs the Group’s 2G and 3G mobile telecommunication business in Hong Kong and Macau and provides fixed-line telecommunications services in Hong Kong.

According to the annual report of the Company for the year ended 31 December 2007, the Group achieved a growth in turnover from continuing operations of 13.8% from HK$17,923 million in 2006 to HK$20,401 million in 2007, mainly driven by its operations in Israel and Hong Kong. Despite the strong growth in turnover, the Group recorded a loss from continuing operations in 2007 of HK$2,726 million. The loss was primarily due to the net impairment charge of HK$3,433 million in connection with the Group’s investment in mobile telecommunications business in Thailand. Excluding the impairment charge, the Group would have booked a profit from continuing operations of HK$707 million for 2007.

Turnover of the Group rose by 16.3% to HK$23,725 million for 2008 when compared to 2007’s turnover of HK$20,401 million.

The increase was mainly due to the growth in customer base which surged by 22.2% to 12.1 million as at 2008 year end. Including the one-time gain of HK$2,152 million in respect of the tower sales and compensation from a supplier in Indonesia, the Group recorded a profit from continuing operations of HK$2,919 million for 2008.

5.	Information on HCPT

(i)	Business of HCPT

Upon the Group’s acquisition of the 60% equity interest in HCPT in 2005, HCPT was awarded a nationwide mobile telecommunication license to operate mobile telephone services based on a combined 2G and 3G wireless network spectrum in Indonesia. At that time, the mobile telecommunication network of HCPT was still under development and services were yet to be launched. Operations in Indonesia started in the first half of 2007 under the Group’s global “3” brand. During 2007, network coverage was extended to Java, Bali, Lombok and Batam and, in October, a service in Sumatra was launched. By the end of 2007, the Group had over two million users and a retail presence of 80,000 outlets.

In March 2008, HCPT entered into an agreement to sell up to 3,692 base towers to PT Profesional Telekomunikasi Indonesia. This disposal is expected to release up to HK$3,882 million of capital to support the future network expansion of HCPT. In the first half of 2008, HCPT extended the network supply agreement with Nokia Siemens Networks and also entered into new contracts with ZTE Corporation to support the accelerated network rollout plan in Sulawesi and Kalimantan. As at the end of 2008,

LETTER FROM THE IFA

HCPT had more than approximately 6,300 base stations in operation. Benefiting from its fast pace of network rollout, the customer base of HCPT further increased to 4.5 million by the end of 2008. The network of HCPT currently covers the whole Sumatra and Java and was also extended to Sulawesi and Kalimantan in 2008, which represents coverage in all major islands of Indonesia as illustrated in the map below:

Map of Indonesia

The following unaudited key performance indicators of HCPT for the fourth quarters of 2007 and 2008 are extracted from the Company’s announcement dated 4 March 2009:

	4Q 2008	4Q 2007
ARPU (Blended)(Note 1)	IDR11,000	IDR15,000
MOU (Blended)(Number of minutes)(Note 2)	55 minutes	83 minutes
Churn (Blended)(%)(Note 3)	24.2%	17.7%

Notes:

1)	The monthly average revenue per user (“ARPU”) is calculated as the total service revenue for the month divided by the simple average number of activated customers for the month.

2)	The monthly minutes of use (“MOU”) is calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, but excluding inbound on-net minutes) for the month divided by the simple average number of activated customers.

3)	The monthly churn% is calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the month divided by the simple average number of activated customers for the month. The monthly churn% for the quarter represents the average of the monthly churn rates in the quarter.

HCPT has started to rebalance customer peak and off peak traffic since the second quarter in 2008 and significantly cut back promotional offers. Together with the ongoing intensity in the competitive environment, there was some deterioration in the key performance indicators for 2008. However, there was improved average revenue per minute in the prepaid segment from IDR177 for the third quarter of 2008 to IDR200 for the fourth quarter of 2008.

LETTER FROM THE IFA

(ii)	Financial information of HCPT

The following is a summary of HCPT’s financial performance extracted from the segmental information set out in the 2007 and 2008 annual reports of the Company:

	Years ended 31 December
	2006 HK$ millions	2007 HK$ millions	2008 HK$ millions
Turnover	—	117	315
Contribution to the Group’s total turnover	—	0.6%	1.3%
Operating costs	(123)	(592)	(1,318)
Depreciation and amortisation	(1)	(151)	(339)
Profit on disposal of investments and others, net	—	—	2,152

Operating (loss)/profit	(124)	(626)	810

Since the services of HCPT were only launched around mid 2007, no material revenue was recorded until the second half of 2007. HCPT reported a full year turnover of HK$315 million in 2008, representing a growth of 169% when compared to the half year turnover in 2007 of HK$117 million. Such increase was due to the increase in customer base from approximately 2 million by the end of 2007 to more than 4.5 million as at 31 December 2008.

Operating costs rose significantly from HK$123 million in 2006 to HK$592 million in 2007. The drastic increase was caused by the launch of business operation in 2007. Driven by the network expansion and the increase in the number of leased base stations sites during 2008, operating costs rose by 123% to HK$1,318 million when compared to 2007.

The business of HCPT is still in its development stage and its network is under expansion. Management considers that high start up losses are normal in the mobile telecommunication industry and once HCPT has completed the network rollout, HCPT will be able to generate a significant positive contribution to the Group. The operating profit of HK$810 million for 2008 was mainly composed of two major one-time gains totaling HK$2,152 million, being a disposal gain of HK$1,421 million on the 2,248 towers sites transferred to PT Profesional Telekomunikasi Indonesia and a network suppliers’ compensation of HK$731 million in the form of credit vouchers to HCPT. If the one-time gains from these two transactions were excluded, the Group’s Indonesian operations would have reported an operating loss of HK$1,342 million compared to an operating loss of HK$626 million in 2007.

The audited net liabilities of HCPT as at 31 December 2008 was IDR708 billion (approximately HK$480 million). Based on the audited financial statements of HCPT for the two financial years ended 31 December 2008, the audited loss before and after taxation and extraordinary items of HCPT for the financial years ended 31 December 2007 and 2008 were IDR988 billion (approximately HK$668 million) and IDR155 billion (approximately HK$105 million) respectively.

LETTER FROM THE IFA

6.	Outlook for the telecommunication industry in Indonesia

Indonesia is the world’s largest archipelagic state located between the Indian Ocean and the Pacific Ocean. It has a population of 237.5 million of a medium age of 27, mostly living in Java and Sumatra. By population, it is the fourth largest country in the world.

As illustrated by the chart below, the GDP of Indonesia grew by approximately 310% from US$105.5 billion in 1998 to US$432.9 billion in 2007. The International Monetary Fund forecasts that Indonesia’s GDP would continue on an upward trend and would reach US$787.6 billion in 2013.

Note: * Forecast of International Monetary Fund

Source: International Monetary Fund, World Economic Outlook Database, issued in October 2008

The mobile telecommunication industry in Indonesia has been growing rapidly in the recent years. The number of subscribers in Indonesia grew significantly by approximately 354% from 31.5 million in the first quarter of 2005 to 143.1 million in the third quarter of 2008 as reflected in the chart below. Despite the strong growth in the number of subscribers, the penetration rate in Indonesia remains low. Based on a research report on the telecom industry in Indonesia released by UBS in March 2009, after adjusting for the effect of multi SIM cards and the number of inactive SIMs, Indonesia’s mobile penetration is estimated to be at about 40%-45% at the first quarter of 2009.

LETTER FROM THE IFA

7.	Financial effect of the Transactions on the Group

(i)	Net assets value

HCPT has previously been consolidated as a subsidiary of HTIL. Following the Transactions, this treatment will continue and accordingly, the Group does not expect the Transactions to have significant impact on the assets and liabilities of HTIL.

(ii)	Earnings

It is expected that HTIL will continue to recognise its share of the income that HCPT earns and the expenses that it incurs following the Transactions.

(iii)	Cashflow and gearing

The Group’s cash reserves show a balance of approximately HK$2,525 million as at 31 December 2008. As disclosed in the announcement of the Proposed Spin-Off dated 4 March 2009, the unaudited pro forma cash position is HK$2,253 million. Bearing in mind in addition to the facility agreement with HTIL’s present group approved by Shareholders on 11 December 2008, we consider the payments under the Transactions including the provision of the loan of US$55 million would not have a significant adverse effect on the Group’s cashflow position.

LETTER FROM THE IFA

DISCUSSION AND ANALYSIS

HTIL has controlled HCPT since March 2005. The Group is now able to obtain the benefit of a shareholder’s loan of US$91.4 million advanced by a subsidiary of CP Group Indonesia to HCPT for a nominal sum. At the same time, that CP Group Indonesia subsidiary is released from any obligation to provide further funding for HCPT. In addition, HTLS has agreed, and since advanced, a secured loan of US$55 million to another subsidiary of CP Group Indonesia. The Transactions represent a good opportunity for the Group to make further investment in a business with which the Group is familiar on terms which we consider attractive. It believes HCPT has considerable potential for growth owing to the good medium-term prospects and demographics of the Indonesian economy and the relatively low current penetration rate for mobile phone ownership of 40%-45%.

The business of HCPT is still in the development stage and start-up losses are to be expected. Excluding one-time gains, an operating loss of HK$1,342 million was incurred in 2008. We have discussed the future projections of HCPT with the management of HTIL and on this basis consider the prospects for HCPT are good. Nevertheless, the requirements for further capital expenditure and other commitments to support the business development of HCPT are substantial and it is understandable that the minority shareholder may be hesitant to contribute. In these circumstances, we consider the future growth of HCPT will be more efficiently and effectively supported if HTIL takes full responsibility for funding.

Any exercise of the Share Option is conditional upon obtaining any prior approvals from, registrations with or notification to any government bodies in Indonesia, which may be legally required at the relevant time to effect the transfer of the Option Shares and also subject to compliance with any applicable requirements under the Listing Rules at that time.

After completion, under the HCPT Amended and Restated Shareholders Agreement, the minority shareholders of HCPT will no longer be obliged to supply funding to it and are also agreeing to certain non-compete arrangements.

We note that the CP Group Indonesia is a connected person of HTIL only because it is a substantial shareholder of HCPT, a subsidiary of HTIL. Otherwise, the CP Group Indonesia and HTIL and its controlling parties are independent of each other, which is why the Stock Exchange has agreed that the Transactions can be approved by shareholders by written consent. It appears to us that the terms of the Transactions (including the acquisition of the assigned loans at a nominal value) have been negotiated between HTIL and the CP Group Indonesia on an arms length basis.

OPINION

Having taken into account the above principal factors and reasons, we consider that the Agreements are on normal commercial terms and entered into in the ordinary and usual course of business of the Group. We further consider that the terms of the Agreements are fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE IFA

The Company has obtained from HTIHL and HTHL, both being indirect wholly owned subsidiaries of HWL, written approval of the Transactions and has applied for, and been granted, a waiver from the Stock Exchange to approve the Transactions by way of a written shareholders’ approval in lieu of holding a general meeting of the Company. If a general meeting of the Shareholders were to be held for the purpose of considering and, if thought fit, approving the Transactions, we would recommend the Independent Shareholders to vote in favour of the resolutions to approve the Transactions.

Yours faithfully, for and on behalf of

SOMERLEY LIMITED M. N. Sabine
Chairman

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.	DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS AND SHORT POSITIONS IN THE SHARE CAPITAL OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

Save as disclosed below, as at the Latest Practicable Date, none of the Directors and chief executive of the Company and their respective associates had any interests and short positions in the Shares, underlying shares in or debentures of the Company or the associated corporations of the Company (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) were required to be and were recorded in the register required to be kept pursuant to Section 352 of the SFO; or (c) were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers:

(I)	Interests and short positions in the Shares, underlying shares in and debentures of the Company

Long positions in the Shares/underlying shares of the Company

				Number of underlying shares held
Name of Director / Alternate Director	Capacity	Nature of interests	Number of Shares held	in American Depositary Shares	in share options	Approximate % of shareholding
Fok Kin-ning, Canning	Interest of a controlled corporation	Corporate interest	1,202,380 (Note 1)	—	—	0.0250%
Chow Woo Mo Fong, Susan	Beneficial owner	Personal interest	250,000	—	—	0.0052%
Frank John Sixt	Beneficial owner	Personal interest	—	255,000 (Note 2)	—	0.0053%
Lui Dennis Pok Man	Beneficial owner	Personal interest	9,100,000	—	—	0.1890%
Christopher John Foll	Beneficial owner	Personal interest	—	—	5,000,000 (Note 3)	0.1039%
Chan Ting Yu	Beneficial owner	Personal interest	3,433,333	—	—	0.0713%
Wong King Fai, Peter	Beneficial owner	Personal interest	2,666,667	—	—	0.0554%
John W Stanton	Interest held jointly with spouse	Other interest	—	105,000 (Note 4)	—	0.0022%
Woo Chiu Man, Cliff	Beneficial owner	Personal interest	2,333,333	—	—	0.0485%

Notes:

1.	Such ordinary shares were held by a company which is equally controlled by Mr Fok Kin-ning, Canning and his spouse.

2.	17,000 ADSs (each representing 15 Shares) were held by Mr Frank John Sixt.

3.	Such interests are directors’ interests in underlying shares in respect of the share options granted under the Share Option Scheme, the details of which are set out in the section entitled “Directors’ right to acquire Shares” on page 24.

4.	7,000 ADSs (each representing 15 Shares) were held jointly by Mr John W Stanton and his spouse.

APPENDIX	GENERAL INFORMATION

(II)	Interests and short positions in the shares, underlying shares in and debentures of the associated corporations of the Company

Long positions in the shares, underlying shares in and debentures of the associated corporations of the Company

Mr Fok Kin-ning, Canning had, as at the Latest Practicable Date, the following interests:

(i)	corporate interests in 4,310,875 ordinary shares, representing approximately 0.101% of the then issued share capital, in HWL;

(ii)	5,100,000 ordinary shares, representing approximately 0.676% of the then issued share capital, in Hutchison Telecommunications (Australia) Limited (“HTAL”) comprising personal and corporate interests in 4,100,000 ordinary shares and 1,000,000 ordinary shares respectively;

(iii)	corporate interests in 5,000,000 ordinary shares, representing approximately 0.056% of the then issued share capital, in Hutchison Harbour Ring Limited;

(iv)	corporate interests in 225,000 American Depositary Shares (each representing one ordinary share), representing approximately 0.147% of the then issued share capital, in Partner Communications Company Ltd.; and

(v)	corporate interests in (a) a nominal amount of US$2,500,000 in the 6.50% Notes due 2013 issued by Hutchison Whampoa International (03/13) Limited; (b) a nominal amount of US$2,000,000 in the 7.45% Notes due 2033 issued by Hutchison Whampoa International (03/33) Limited (“HWI(03/33)”); (c) a nominal amount of US$2,500,000 in the 5.45% Notes due 2010 issued by HWI(03/33); (d) a nominal amount of US$2,500,000 in the 6.25% Notes due 2014 issued by HWI(03/33); and (e) a nominal amount of US$4,000,000 in the 7.625% Notes due 2019 issued by Hutchison Whampoa International (09) Limited.

Mr Fok Kin-ning, Canning held the above personal interests in his capacity as a beneficial owner and held the above corporate interests through a company which is equally controlled by Mr Fok and his spouse.

Mrs Chow Woo Mo Fong, Susan in her capacity as a beneficial owner had, as at the Latest Practicable Date, personal interests in 150,000 ordinary shares, representing approximately 0.0035% of the then issued share capital, in HWL.

Mr Frank John Sixt in his capacity as a beneficial owner had, as at the Latest Practicable Date, personal interests in (i) 50,000 ordinary shares, representing approximately 0.001% of the then issued share capital, in HWL; and (ii) 1,000,000 ordinary shares, representing approximately 0.133% of the then issued share capital, in HTAL.

Mr Wong King Fai, Peter had, as at the Latest Practicable Date, family interests in 22,000 ordinary shares, representing approximately 0.00052% of the then issued share capital, in HWL held by his spouse.

Mr John W Stanton had, as at the Latest Practicable Date, the following interests:

(i)	2,016,500 ordinary shares, representing approximately 0.047% of the then issued share capital, in HWL held jointly with his spouse; and

(ii)	6,600 ordinary shares, representing approximately 0.00015% of the then issued share capital, in HWL held in his capacity as a trustee of a trust.

APPENDIX	GENERAL INFORMATION

Mr Kevin Westley in his capacity as a beneficial owner had, as at the Latest Practicable Date, personal interests in 4,000 ordinary shares, representing approximately 0.00018% of the then issued share capital, in Cheung Kong Infrastructure Holdings Limited.

Mr Woo Chiu Man, Cliff had, as at the Latest Practicable Date, family interests in 8,000 ordinary shares, representing approximately 0.00019% of the then issued share capital, in HWL held by his spouse.

(III)	Directors’ rights to acquire Shares

The Directors’ interests in the share options granted pursuant to the Share Option Scheme which remain outstanding as at the Latest Practicable Date are summarised below:

Name of Director	Date of grant of share options(1)	Number of share options held as at the Latest Practicable Date	Exercise period of share options	Exercise price of share options(2) HK$
Christopher John Foll	12.12.2008	5,000,000	12.12.2009 to 11.12.2018	2.20

Total		5,000,000

Notes:

(1)	The share options will be vested according to a schedule, namely, as to as close to one-third of the Shares which are subject to the share options as possible by each of the three anniversaries of the date of offer of the share options and provided that for the vesting to occur the grantee has to remain an Eligible Participant (as defined in the Share Option Scheme) on such vesting date.

(2)	The exercise price of the share options is subject to adjustment, in accordance with the provisions of the Share Option Scheme (as amended).

Certain Directors held qualifying shares in certain subsidiaries of the Company on trust for other subsidiaries.

3.	INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS DISCLOSEABLE UNDER THE SFO

So far as is known to the Directors or chief executive of the Company, as at the Latest Practicable Date, save for the Directors and chief executive of the Company and those disclosed below, no person (a) had or were deemed or taken to have an interest or short position in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO; or (b) which were recorded in the register required to be kept by the Company under Section 336 of the SFO; or (c) were directly or indirectly, interested in 10% of more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company:

APPENDIX	GENERAL INFORMATION

(I)	Interests and short positions of substantial shareholders in the Shares, underlying shares in and debentures of the Company

Long positions in the Shares

Name	Capacity	Number of Shares held		Approximate % of shareholding
Hutchison Telecommunications Investment Holdings Limited (“HTIHL”)	(i) Beneficial owner (ii) Interest of a controlled corporation	2,619,929,104 (Note 1) 285,893,149 (Note 1)	) ) ) )	60.36%

Hutchison Telecommunications Group Holdings Limited (“HTGHL”)	Interest of controlled corporations	2,905,822,253 (Note 1)		60.36%

Ommaney Holdings Limited (“OHL”)	Interest of controlled corporations	2,905,822,253 (Note 1)		60.36%

Hutchison International Limited (“HIL”)	Interest of controlled corporations	2,905,822,253 (Note 1)		60.36%

HWL	Interest of controlled corporations	2,905,822,253 (Note 1)		60.36%

Cheung Kong (Holdings) Limited (“CKH”)	Interest of controlled corporations	2,957,914,840 (Note 2)		61.44%

Li Ka-Shing Unity Trustee Company Limited (“TUT1”)	Trustee	2,957,914,840 (Note 3)		61.44%

Li Ka-Shing Unity Trustee Corporation Limited (“TDT1”)	Trustee and beneficiary of a trust	2,957,914,840 (Note 4)		61.44%

Li Ka-Shing Unity Trustcorp Limited (“TDT2”)	Trustee and beneficiary of a trust	2,957,914,840 (Note 4)		61.44%

APPENDIX	GENERAL INFORMATION

Name	Capacity	Number of Shares held		Approximate % of shareholding
Li Ka-shing (“Mr Li”)	(i) Founder of discretionary trusts and interest of controlled corporations	2,958,068,120 (Note 5)	) ) ) ) )
	(ii) Interest of controlled corporations	266,621,499 (Note 6)	) )	66.98%

Yuda Limited	Beneficial owner	266,375,953 (Note 7)		5.53%

(II)	Interests and short positions of other person in the Shares and underlying shares in the Company

Long positions in the Shares

Name	Capacity	Number of Shares held	Approximate % of shareholding
T. Rowe Price Associates, Inc. and its affiliates	Investment manager	337,269,000	7.00%

Notes:

1.	HTIHL is a direct wholly-owned subsidiary of HTGHL, which in turn is a direct wholly-owned subsidiary of OHL, which in turn is a direct wholly-owned subsidiary of HIL, which in turn is a direct wholly-owned subsidiary of HWL. By virtue of the SFO, HWL, HIL, OHL and HTGHL were deemed to be interested in the 2,619,929,104 Shares which HTIHL had direct interest and 285,893,149 Shares held by a wholly-owned subsidiary of HTIHL.

2.	Certain subsidiary companies of CKH together hold one third or more of the issued share capital of HWL. By virtue of the above, CKH was therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL, OHL, HTGHL or HTIHL was taken as interested as a substantial shareholder of the Company under the SFO. CKH was also interested in the share capital of the Company through certain wholly-owned subsidiary companies of CKH.

3.	TUT1, as trustee of The Li Ka-Shing Unity Trust (“UT1”), together with certain companies which TUT1 as trustee of UT1 was entitled to exercise or control the exercise of one third or more of the voting power at their general meetings (“related companies”), hold more than one third of the issued share capital of CKH. By virtue of the above and the interest of TUT1 as trustee of UT1 and its related companies in the shares in CKH, TUT1 as trustee of UT1 was therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL, OHL, HTGHL or HTIHL was taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly-owned subsidiary companies) as a substantial shareholder of the Company under the SFO.

4.	Each of TDT1 as trustee of a discretionary trust (“DT1”) and TDT2 as trustee of another discretionary trust (“DT2”) holds units in UT1. By virtue of the above and its interest of holding units in UT1, each of TDT1 as trustee of DT1 and TDT2 as trustee of DT2 was taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL, OHL, HTGHL or HTIHL was taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly-owned subsidiary companies) as a substantial shareholder of the Company under the SFO.

APPENDIX	GENERAL INFORMATION

5.	Mr Li is the settlor of each of DT1, DT2 and two discretionary trusts (“DT3” and “DT4”) and may be regarded as a founder of each of DT1, DT2, DT3 and DT4 for the purpose of the SFO. Mr Li is also interested in one third of the entire issued share capital of two companies owning the entire issued share capital of TUT1, TDT1, TDT2, Li Ka-Shing Castle Trustee Company Limited (“TUT3”) as trustee of The Li Ka-Shing Castle Trust (“UT3”), Li Ka-Shing Castle Trustee Corporation Limited as trustee of DT3 and Li Ka-Shing Castle Trustcorp Limited as trustee of DT4 where appropriate. By virtue of the above and as a director of CKH, Mr Li was taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL, OHL, HTGHL or HTIHL was taken as interested and held by TUT3 as trustee of UT3 (together with CKH’s interest in the share capital of the Company through certain wholly-owned subsidiary companies) as a substantial shareholder of the Company under the SFO.

6.	Such ordinary shares were held by companies of which Mr Li is interested in the entire issued share capital.

7.	Yuda Limited is a company wholly-controlled by Mr Li. Such interest is duplicated in that of Mr Li held by one of the companies described in Note 6 above.

Save as disclosed above, as at the Latest Practicable Date, there was no other person (other than the Directors or chief executive of the Company) who had an interest or short position in the Shares and underlying shares in the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO or as otherwise notified to the Company and the Stock Exchange.

4.	NO MATERIAL ADVERSE CHANGE

There has been no material adverse change in the financial or trading position of the Group up to and including the Latest Practicable Date since 31 December 2008, being the date to which the latest published audited accounts of the Group have been made up.

5.	DIRECTORS’ SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without compensation, other than statutory compensation).

6.	DIRECTORS’ INTERESTS IN COMPETING BUSINESSES

As at the Latest Practicable Date, the following Directors and their respective associates had interests in the following businesses (apart from the Company’s businesses) conducted through the companies named below, their subsidiaries, associated companies or other investment forms which are considered to compete or be likely to compete, either directly or indirectly, with the principal businesses of the Company required to be disclosed pursuant to Listing Rule 8.10:

Name of Alternate Director	Name of Company	Nature of Competing Business	Interest in the Competing Business
Ma Lai Chee, Gerald	Beijing Net-Infinity Technology Development Company Limited	Operating Internet data centre business	Director

	Critical Path, Inc	Provision of consumer and enterprise messaging solutions	Director

APPENDIX	GENERAL INFORMATION

As the Board is independent of the boards of directors of the above entities, the Group has therefore been capable of carrying on its businesses independently of, and at arm’s length from, the above businesses.

As at the Latest Practicable Date, Mr Fok Kin-ning, Canning and Mrs Chow Woo Mo Fong, Susan and Mr Frank John Sixt, all being Non-executive Directors, were executive directors of HWL and certain of HWL’s subsidiaries which were engaged in telecommunications businesses.

Mr Lui Dennis Pok Man, an Executive Director, was also a non-executive director of a subsidiary of HWL in Argentina.

Mr Wong King Fai, Peter, an Executive Director, was also an executive director and the Chief Executive Officer of Hutchison Telecommunications Hong Kong Holdings Limited (“HTHKH”), a subsidiary of HWL and the subject of a proposed spin-off and listing by way of introduction on the Main Board of the Stock Exchange by the Company pursuant to a listing document issued by HTHKH dated 20 April 2009. As at the Latest Practicable Date, HTHKH and its subsidiaries (the “HTHKH Group”) were still subsidiaries of the Company and were engaged in telecommunications businesses in Hong Kong and Macau.

The non-competition agreement entered into by the Company and HTHKH on 17 April 2009 (“2009 Non-competition Agreement”), and which will come into effect from the first day on which the HTHKH shares commence trading on the Main Board of the Stock Exchange following completion of its listing (the “HTHKH Listing Date”), maintained a clear geographical of the two groups’ respective businesses ensuring there would be no competition between them. The exclusive territory of the HTHKH Group comprised Hong Kong and Macau, the exclusive territory of the HWL Group comprised the member countries of the European Union (prior to its enlargement in 2004), the Vatican City, the Republic of San Marino, the Channel Islands, Monaco, Switzerland, Norway, Greenland, Liechtenstein, Australia, New Zealand, the United States of America, Canada and, unless and until such time as the Group exercises its option to acquire HWL Group’s interest in Hutchison Telecommunications Argentina S.A., Argentina. The exclusive territory of the Group comprised all the remaining countries of the world.

The non-competition agreement entered into by the Company and HWL on 24 September 2004 (“2004 Non-competition Agreement”) maintained a clear geographical delineation, underpinned by the regulatory regime, of the two groups’ respective businesses ensuring there would be no competition between them. Under this agreement, the exclusive territory of the HWL Group comprised the member countries of the European Union (prior to its enlargement in 2004), the Vatican City, the Republic of San Marino, the Channel Islands, Monaco, Switzerland, Norway, Greenland, Liechtenstein, Australia, New Zealand, the United States of America, Canada and, unless and until such time as the Group exercises its option to acquire HWL Group’s interest in Hutchison Telecommunications Argentina S.A., Argentina. The exclusive territory of the Group comprised all the remaining countries of the world. On 25 February 2008, under and in accordance with the requirements of the 2004

Non-competition Agreement, HWL granted consent to the establishment of a joint venture between Hutchison Global Communications Limited (an indirect wholly-owned subsidiary of the Company) and the Philippine Long Distance Telephone Company Group under the co-operation agreement dated 12 March 2008 for operating a mobile virtual network operator business in Italy. Save for the aforesaid business, there is no single country in which both groups have competing operations. On 17 April 2009, HWL and HTIL entered into an amendment agreement to the 2004 Non-competition Agreement whereby the parties thereto agreed, with effect from the HTHKH Listing Date, inter alia, the new scope of businesses which is subject to such agreement, the exclusion of Hong Kong and Macau

APPENDIX	GENERAL INFORMATION

from the Group’s exclusive territory, the HTHKH Group’s exclusive territory to comprise Hong Kong and Macau, and the order in which new opportunities arising from any of the exclusive territories of the HWL Group, HTIL Group and the HTHKH Group will be offered to the other party.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and their respective associates had an interest in any business which competed or was likely to compete, either directly or indirectly, with the principal businesses of the Group pursuant to the Listing Rules.

7.	DIRECTORS’ INTEREST IN ASSETS AND CONTRACTS

None of the Directors had any interest, direct or indirect, in any assets which have, since 31 December 2008, being the date of the latest published audited accounts of the Group, been acquired or disposed of or by or leased to any member of the Group, or are proposed to be acquired or disposed of or by or leased to any member of the Group.

None of the Directors was materially interested in any contract which was subsisting as at the Latest Practicable Date and which was significant in relation to the business of the Group taken as a whole.

8.	EXPERT

The following are the qualifications of the expert who has given a letter which is contained or referred to in this circular:

Name	Qualifications
Somerley	Licensed corporation under the SFO to conduct types 1 (dealing in securities), 4 (advising on securities), 6 (advising on corporate finance) and 9 (asset management) regulated activities

As at the Latest Practicable Date, Somerley did not have any direct or indirect shareholding in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for shares in any member of the Group.

As at the Latest Practicable Date, Somerley had no interest, direct or indirect, in any assets which have, since 31 December 2008, being the date of the latest published audited accounts of the Group, been acquired or disposed of or by or leased to any member of the Group, or are proposed to be acquired or disposed of or by or leased to any member of the Group.

Somerley has given and has not withdrawn its written consent to the issue of this circular and the inclusion herein of its letter and reference to its name in the form and context in which it is included.

The letter given by Somerley is given as of the date of this circular for incorporation herein.

APPENDIX	GENERAL INFORMATION

9.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the Agreements will be available for inspection by Shareholders at the business address of the Company at 18th Floor, Hutchison Telecom Tower, 99 Cheung Fai Road, Tsing Yi, New Territories, Hong Kong from 9:00 a.m. to 5:00 p.m. on any weekday (Saturdays and public holidays excepted) for a period of 14 days from the date of this circular.

10.	MISCELLANEOUS

In the event of inconsistency, the English text of this circular shall prevail over the Chinese text.

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNUAL GENERAL MEETING HELD ON 27 APRIL 2009 – POLL RESULTS

Hutchison Telecommunications International Limited (the “Company”) is pleased to announce the poll results in respect of the resolutions proposed at the annual general meeting (the “AGM”) of the Company held on 27 April 2009 as follows:

Resolutions proposed at the AGM		No. of Votes (Approx. %)
		For	Against
1	To receive and consider the audited financial statements and the reports of the directors and auditor for the year ended 31 December 2008.	4,223,688,752 99.9867%	563,470 0.0133%
The resolution was duly passed.

2 (a)	To re-elect Mr. FOK Kin-ning, Canning as a director.	3,741,045,048 87.6040%	529,358,034 12.3960%
The resolution was duly passed.

2 (b)	To re-elect Mr. LUI Dennis Pok Man as a director.	4,267,228,780 99.9257%	3,174,302 0.0743%
The resolution was duly passed.

2 (c)	To re-elect Mr. Christopher John FOLL as a director.	3,787,193,312 97.1302%	111,894,269 2.8698%
The resolution was duly passed.

2 (d)	To re-elect Mr. KWAN Kai Cheong as a director.	4,264,626,746 99.8649%	5,768,586 0.1351%
The resolution was duly passed.

2 (e)	To authorise the board of directors to fix the directors’ remuneration.	4,269,261,872 99.9767%	996,225 0.0233%
The resolution was duly passed.

3	To re-appoint PricewaterhouseCoopers as the auditor of the Company and to authorise the board of directors to fix its remuneration.	4,269,586,727 99.9832%	718,570 0.0168%
The resolution was duly passed.

4 (a)	Ordinary resolution on item 4(A) of the Notice of the AGM (To grant a general mandate to the directors of the Company to issue additional shares)	3,649,915,096 85.4690%	620,539,217 14.5310%
The resolution was duly passed as an ordinary resolution.

4 (b)	Ordinary resolution on item 4(B) of the Notice of the AGM (To grant a general mandate to the directors of the Company to repurchase shares of the Company)	4,269,902,949 99.9866%	571,179 0.0134%
The resolution was duly passed as an ordinary resolution.
4 (c)	Ordinary resolution on item 4(C) of the Notice of the AGM (To extend the general mandate to the directors of the Company to issue additional shares)	3,649,830,386 85.4765%	620,150,210 14.5235%
The resolution was duly passed as an ordinary resolution.

5	Ordinary resolution on item 5 of the Notice of the AGM (To approve the proposed amendments to the 2004 Share Option Plan of Partner Communications Company Ltd.)	3,716,025,244 87.0294%	553,824,907 12.9706%
The resolution was duly passed as an ordinary resolution.

As at the date of the AGM, the number of issued shares of the Company was 4,814,346,208 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. There were no restrictions on any shareholders of the Company to cast votes on any of the proposed resolutions at the AGM.

Computershare Hong Kong Investor Services Limited, the Hong Kong Share Registrar of the Company, acted as scrutineers for the poll at the AGM.

For and on behalf of

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

Edith Shih

Company Secretary

Hong Kong, 27 April 2009

As at the date of this announcement, the Directors of the Company are:

Executive Directors: Mr. LUI Dennis Pok Man Mr. Christopher John FOLL Mr. CHAN Ting Yu (also Alternate to Mr. Lui Dennis Pok Man) Mr. WONG King Fai, Peter	Independent Non-executive Directors: Mr. KWAN Kai Cheong Mr. John W. STANTON Mr. Kevin WESTLEY

Non-executive Directors: Mr. FOK Kin-ning, Canning (Chairman) Mrs. CHOW WOO Mo Fong, Susan (also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt) Mr. Frank John SIXT	Alternate Directors: Mr. WOO Chiu Man, Cliff (Alternate to Mr. Christopher John Foll) Mr. MA Lai Chee, Gerald (Alternate to Mr. Wong King Fai, Peter)